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Pan American Silver Reports Mineral Reserves and
Mineral Resources as at June 30, 2026
Vancouver, B.C. - September 16, 2026 - Pan American Silver Corp. (NYSE: PAAS) (TSX: PAAS) ("Pan American" or the "Company") is pleased to report its estimated mineral reserves and mineral resources as at June 30, 2026. Proven and probable ("P&P") mineral reserves are estimated to contain approximately 511.1 million ounces of silver and 6.3 million ounces of gold. Measured and indicated ("M&I") mineral resources (excluding P&P mineral reserves) are estimated to total approximately 1,126.7 million ounces of silver and 7.5 million ounces of gold. Inferred mineral resources are estimated to total approximately 437.0 million ounces of silver and 7.2 million ounces of gold.
These figures include Pan American’s 44% attributable share of the Juanicipio mineral reserves and mineral resources following the Company’s acquisition of MAG Silver Corp., which was completed on September 4, 2025.
“Our substantial silver and gold mineral inventory reflects the strength of our diversified portfolio and the continued success of our exploration and mine development programs. We achieved meaningful mineral reserve growth across the operations, replacing over 100% of the silver extracted, while the inclusion of our 44% interest in Juanicipio further increased our silver mineral reserve base,” said Michael Steinmann, President and CEO. “Exploration success at La Colorada, Jacobina, and Timmins continues to demonstrate the quality of our asset base and our commitment to extending mine life, driving innovation, and creating long-term value for shareholders.”
As of August 31, 2026, Pan American completed 351,000 metres of drilling out of a planned total of over 500,000 metres for the calendar year 2026 across its portfolio of mines, focused on near-mine exploration for mineral reserve replacement.
Consolidated Proven and Probable Mineral Reserves, as at June 30, 2026(1,2,3,5,7)

Category	Tonnes (millions)	Silver (g/t)	Contained Ag (Moz)	Gold (g/t)	Contained Au (koz)
Silver Segment(4,5)
Proven Reserves	13.2	288	122.6	0.36	154
Probable Reserves	44.0	252	356.8	0.55	783
Silver Segment Total	57.2	261	479.4	0.51	937
Gold Segment(6)
Proven Reserves	56.4	9	15.5	1.04	1,879
Probable Reserves	90.7	6	16.2	1.20	3,511
Gold Segment Total	147.2	7	31.7	1.14	5,390
Total P&P Reserves	204.4	78	511.1	0.96	6,327
(1) See table below titled "Metal price assumptions used to estimate mineral reserves and mineral resources as at June 30, 2026".
(2) Please refer to the complete mineral reserve and mineral resource tables at the end of this news release for more information.
(3) This summary table does not include base metal grades or contents. Please refer to the Reserves & Resources page on Pan American’s website for a more complete table, including zinc, lead and copper grades and contents.
(4) Silver Segment mineral reserves comprised of La Colorada, Juanicipio, Huaron, Cerro Moro, San Vicente, and Escobal.
(5) Juanicipio mineral reserves are included with an effective date of April 30, 2025.
(6) Gold Segment mineral reserves comprised of Jacobina, Timmins, El Peñon, Minera Florida, and Shahuindo.
(7) Totals may not add up due to rounding.

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Consolidated Measured and Indicated Mineral Resources, as at June 30, 2026(1,2,3,4,6,8)

Category	Tonnes (millions)	Ag (g/t)	Contained Ag (Moz)	Au (g/t)	Contained Au (koz)
Silver Segment(5,6)
Measured Resources	20.8	157	105.0	0.11	70
Indicated Resources	426.3	73	995.2	0.02	297
Silver Segment Total	447.1	77	1,100.2	0.03	367
Gold Segment(7)
Measured Resources	65.7	5	10.1	1.37	2,884
Indicated Resources	84.6	6	16.5	1.56	4,248
Gold Segment Total	150.2	6	26.6	1.48	7,132
Total M&I Resources	597.3	59	1,126.7	0.39	7,499
(1) See table below titled "Metal price assumptions used to estimate mineral reserves and mineral resources as at June 30, 2026".
(2) Mineral resources are reported exclusive of mineral reserves.
(3) Please refer to the complete mineral reserve and resource tables at the end of this news release for more information.
(4) This summary table does not include base metal grades or contents. Please refer to the Reserves & Resources page on
Pan American’s website for a more complete table, including zinc, lead and copper grades and contents.
(5) Silver Segment mineral resources comprised of La Colorada, Juanicipio, Huaron, Cerro Moro, San Vicente, Escobal, La Colorada Skarn, Navidad, and Manantial Espejo.
(6) Juanicipio mineral resources are included with an effective date of April 30, 2025.
(7) Gold Segment mineral resources comprised of Jacobina, Timmins, El Peñon, Minera Florida, Shahuindo, Vogel, Gold River, Marhill, Whitney, and La Bolsa.
(8) Totals may not add up due to rounding.
Consolidated Inferred Mineral Resources, as at June 30, 2026(1,2,3,4,6,8)

Category	Tonnes (Mt)	Ag (g/t)	Contained Ag (Moz)	Au (g/t)	Contained Au (koz)
Silver Segment Inferred Resource (5,6)	150.9	85	410.1	0.09	447
Gold Segment Inferred Resources(7)	125.2	7	26.9	1.68	6,773
Total Inferred Resources	276.2	49	437.0	0.81	7,220
(1) See table below titled "Metal price assumptions used to estimate mineral reserves and mineral resources as at June 30, 2026".
(2) Mineral resources are reported exclusive of mineral reserves.
(3) Please refer to the complete mineral reserve and mineral resource tables at the end of this news release for more information.
(4) This summary table does not include base metal grades or contents. Please refer to the Reserves & Resources page on
Pan American’s website for a more complete table, including zinc, lead and copper grades and contents.
(5) Silver Segment inferred mineral resources comprised of La Colorada, Juanicipio, Huaron, Cerro Moro, San Vicente, Escobal, La Colorada Skarn, Navidad, and Manantial Espejo.
(6) Juanicipio mineral resources are included with an effective date of April 30, 2025.
(7) Gold Segment inferred mineral resources comprised of Jacobina, Timmins, El Peñon, Minera Florida, Shahuindo, Vogel, Gold River, Whitney, and La Bolsa.
(8) Totals may not add up due to rounding.
Mineral reserve and mineral resource highlights for the 12-months ended June 30, 2026:
•At La Colorada, 3.5 million ounces of contained silver were added to P&P mineral reserves, net of depletion from mining, through the discovery of four new veins and associated contact-related replacement mineralization in the Cristina and San Gerónimo systems, the eastward extension of the NC2 vein system, and the discovery of the La Chona Breccia.
•At Jacobina, 72% of mine production was replaced through successful exploration and infill drilling, specifically in the Morro do Vento and Maricota zones, after accounting for the removal

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of larger pillars from mineral reserves following geotechnical recommendations in certain sectors of the mine.
•At Timmins, the Vogel project added over 192,000 ounces of gold to inferred mineral resources. An access drift is advancing on the 610 level of the Timmins mine towards the Vogel deposit for exploration and integration into the mine infrastructure. As described in the Company’s news release dated June 1, 2026, Pan American is advancing a phased development of new mineral resources at Timmins to support potential production growth and extension of mine life.
•Huaron added 1.9 million ounces of contained silver to P&P mineral reserves, net of depletion from production, due to exploration success and improved economics resulting from increased metal prices exceeding increases in operating costs.
•San Vicente added 1.8 million ounces of contained silver to P&P mineral reserves, net of depletion from production, due to drilling and development, re-evaluation of legacy areas for mechanized development, and mining at lower cutoff grades resulting from higher metal prices.
•Cerro Moro added 1.6 million ounces of contained silver and 12 thousand ounces of contained gold to P&P mineral reserves, net of depletion from production, due to infill drilling and bench mapping to convert the Naty Condor mineral resources to mineral reserves, and lower cutoff grades resulting from higher metal prices.
•Minera Florida added 27.5 thousand ounces of contained gold to P&P mineral reserves, net of depletion from production, due to successful infill drilling on the Maqui and Mila zones and improved economics with metal price increases exceeding increases in operating costs.
•Contained gold in M&I mineral resources changed from 9,894 thousand ounces to 7,499 thousand ounces, largely due to the divestment of the La Pepa, Pico Machay and Lavra Velha projects. The aforementioned divestments, combined with the divestment of the Arco Sul project, resulted in a change in contained gold in inferred mineral resources from 8,560 thousand ounces to 7,220 thousand ounces.
MINERAL RESERVES AND MINERAL RESOURCES TABLES
Consolidated Pan American Mineral Reserves as at June 30, 2026(1,4,6)

Property	Location	Category	Tonnes (Mt)	Ag (g/t)	Contained Ag (Moz)	Au (g/t)	Contained Au (Koz)
Silver Segment
La Colorada(2)	Mexico	Proven	3.6	325	37.3	0.23	26
		Probable	7.0	252	56.9	0.24	55
Juanicipio (44%)(3,4)	Mexico	Proven	1.0	410	13.7	1.30	43
		Probable	8.2	169	44.6	1.41	373
Huaron	Perú	Proven	4.5	138	19.8
		Probable	5.5	129	22.8
Cerro Moro	Argentina	Proven	0.3	199	1.9	5.27	50
		Probable	0.8	181	4.7	4.31	112
San Vicente (95%)(3)	Bolivia	Proven	1.3	243	10.4
		Probable	0.4	249	2.8
Escobal	Guatemala	Proven	2.5	486	39.5	0.42	34
		Probable	22.1	316	225.0	0.34	244
Total Silver Segment			57.2	261	479.4	0.51	937

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Property	Location	Category	Tonnes (Mt)	Ag (g/t)	Contained Ag (Moz)	Au (g/t)	Contained Au (Koz)
Gold Segment
Jacobina	Brazil	Proven	14.1			1.71	778
		Probable	41.0			1.74	2,295
Timmins	Canada	Proven	3.7			2.80	334
		Probable	4.5			2.76	399
El Peñon	Chile	Proven	1.0	169	5.5	4.28	140
		Probable	2.9	106	9.7	3.24	298
Minera Florida	Chile	Proven	0.6	21	0.4	2.94	55
		Probable	2.5	21	1.7	3.00	243
Shahuindo(5)	Perú	Proven	37.0	8	9.5	0.48	572
		Probable	39.9	4	4.9	0.22	277
Total Gold Segment			147.2	7	31.7	1.14	5,390
Total P&P Reserves			204.4	78	511.1	0.96	6,327
(1) See table below titled "Metal price assumptions used to estimate mineral reserves and mineral resources as at June 30, 2026".
(2) La Colorada P&P mineral reserves include 2.03 million tonnes ("Mt") at an average grade of 404 g/t Ag and 0.22 g/t Au containing 26.3 million ounces of silver and 14.1 thousand ounces of gold that are subject to a net profit share agreement with a third party.
(3) Represents the portion of mineral reserves attributable to Pan American based on its ownership interest in the operating entity as indicated.
(4) Juanicipio mineral reserves are reported with an effective date of April 30, 2025. Juanicipio resource and reserve estimates were prepared as per the JORC code and comply with CIM Definition Standards for Mineral Resources and Mineral Reserves as required under NI 43-101.
(5) Shahuindo P&P mineral reserves include 8.6 Mt of blending material at zero grade.
(6) Totals may not add up due to rounding.
Pan American Silver Measured and Indicated Mineral Resources as at June 30, 2026(1,2,5,6)

Property	Location	Category	Tonnes (Mt)	Ag (g/t)	Contained Ag (Moz)	Au (g/t)	Contained Au (Koz)
Silver Segment
La Colorada(3)	Mexico	Measured	0.3	276	2.9	0.13	1
		Indicated	0.7	209	4.6	0.16	3
Juanicipio (44%)(4,5)	Mexico	Measured	0.4	566	6.4	1.48	17
		Indicated	0.7	190	4.6	1.36	33
Huaron	Perú	Measured	1.4	92	4.1
		Indicated	3.6	90	10.4
Cerro Moro	Argentina	Measured	0.1	174	0.4	4.77	11
		Indicated	0.6	212	4.2	3.81	76
San Vicente (95%)(4)	Bolivia	Measured	0.6	161	3.1
		Indicated	0.3	170	1.7
Escobal	Guatemala	Measured	2.3	251	18.6	0.23	17
		Indicated	14.2	201	91.6	0.20	93
La Colorada Skarn	Mexico	Indicated	265.4	36	308.7
Navidad	Argentina	Measured	15.4	137	67.8
		Indicated	139.8	126	564.5

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Property	Location	Category	Tonnes (Mt)	Ag (g/t)	Contained Ag (Moz)	Au (g/t)	Contained Au (Koz)
Manantial Espejo	Argentina	Measured	0.3	164	1.7	2.40	25
		Indicated	1.0	149	4.9	2.79	92
Total Silver Segment			447.1	77	1,100.2	0.03	367
Gold Segment
Jacobina	Brazil	Measured	41.2			1.65	2,189
		Indicated	54.1			1.58	2,745
Timmins	Canada	Measured	2.2			2.29	161
		Indicated	3.4			2.32	251
El Peñon	Chile	Measured	1.0	136	4.4	3.97	127
		Indicated	3.7	94	11.2	2.91	348
Minera Florida	Chile	Measured	0.6	13	0.3	2.61	52
		Indicated	3.1	14	1.4	2.54	254
Shahuindo	Perú	Measured	9.8	6	1.9	0.35	111
		Indicated	6.3	6	1.2	0.37	74
Vogel	Canada	Indicated	0.7			3.35	74
Gold River	Canada	Indicated	0.7			5.29	117
Marhill	Canada	Indicated	0.4			4.52	57
Whitney (84.26%)(4)	Canada	Indicated	1.6			2.83	142
La Bolsa	Mexico	Measured	10.8	10	3.5	0.70	243
		Indicated	10.6	8	2.7	0.54	184
Total Gold Segment			150.2	6	26.6	1.48	7,132
Total M&I Resources			597.3	59	1,126.7	0.39	7,499
(1) See table below titled "Metal price assumptions used to estimate mineral reserves and mineral resources as at June 30, 2026".
(2) Mineral resources are reported exclusive of mineral reserves.
(3) La Colorada M&I mineral resources include 0.06 Mt at an average grade of 248 g/t Ag, and 0.06 g/t Au containing 0.5 million ounces of silver and 0.1 thousand ounces of gold that are subject to a net profit share agreement with a third party.
(4) Represents the portion of mineral resources attributable to Pan American based on its ownership interest in the operating entity as indicated.
(5) Juanicipio mineral resources are reported with an effective date of April 30, 2025. Juanicipio resource and reserve estimates were prepared as per the JORC code and comply with CIM Definition Standards for Mineral Resources and Mineral Reserves as required under NI 43-101.
(6) Totals may not add up due to rounding.
Pan American Inferred Mineral Resources as at June 30, 2026(1,2,5,6)

Property	Location	Category	Tonnes (Mt)	Ag (g/t)	Contained Ag (Moz)	Au (g/t)	Contained Au (Koz)
Silver Segment
La Colorada(3)	Mexico	Inferred	24.0	187	144.3	0.20	152
Juanicipio (44%)(4,5)	Mexico	Inferred	4.8	167	25.7	0.60	92
Huaron	Perú	Inferred	9.2	116	34.4
Cerro Moro	Argentina	Inferred	0.8	139	3.5	4.95	124
San Vicente (95%)(4)	Bolivia	Inferred	2.1	172	11.7
Escobal	Guatemala	Inferred	1.9	180	10.7	0.90	54
La Colorada Skarn	Mexico	Inferred	61.7	30	58.6

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Property	Location	Category	Tonnes (Mt)	Ag (g/t)	Contained Ag (Moz)	Au (g/t)	Contained Au (Koz)
Navidad	Argentina	Inferred	45.9	81	119.4
Manantial Espejo	Argentina	Inferred	0.5	106	1.8	1.49	25
Total Silver Segment			150.9	85	410.1	0.09	447
Gold Segment
Jacobina	Brazil	Inferred	56.2			1.65	2,988
Timmins	Canada	Inferred	7.0			2.66	596
El Peñon	Chile	Inferred	17.5	36	20.3	1.05	592
Minera Florida	Chile	Inferred	6.4	13	2.6	2.73	560
Shahuindo	Perú	Inferred	10.8	2	0.7	0.12	41
Vogel	Canada	Inferred	2.8			3.73	338
Gold River	Canada	Inferred	5.3			6.06	1,028
Whitney (84.26%)(4)	Canada	Inferred	5.6			2.24	406
La Bolsa	Mexico	Inferred	13.7	8	3.3	0.51	225
Total Gold Segment			125.2	7	26.9	1.68	6,773
Total Inferred Resources			276.2	49	437.0	0.81	7,220
(1) See table below titled "Metal price assumptions used to estimate mineral reserves and mineral resources as at June 30, 2025".
(2) Mineral resources are reported exclusive of mineral reserves.
(3) La Colorada Inferred mineral resources include 2.14 Mt at an average grade of 267 g/t Ag and 0.15 g/t Au containing 18.3 million ounces of silver and 10.3 thousand ounces of gold that are subject to a net profit share agreement with a third party.
(4) Represents the portion of mineral resources attributable to Pan American based on its ownership interest in the operating entity as indicated.
(5) Juanicipio mineral resources are reported with an effective date of April 30, 2025. Juanicipio resource and reserve estimates were prepared as per the JORC code and comply with CIM Definition Standards for Mineral Resources and Mineral Reserves as required under NI 43-101.
(6) Totals may not add up due to rounding.
Metal price assumptions used to estimate mineral reserves and mineral resources as at June 30, 2026

Mine	Category	Ag US$/Oz	Au US$/Oz	Cu US$/t	Pb US$/t	Zn US$/t
La Colorada	Reserves	26	2,250	--	2,000	2,800
	Resources	29	2,450	--	2,100	3,000
Juanicipio	Reserves	26.50	2,100	--	2,072	2,645
	Resources	30	2,300	--	2,006	2,755
Huaron	Reserves	26	--	9,000	2,000	2,800
	Resources	29	--	10,000	2,100	3,000
Cerro Moro	Reserves	40	3,500	--	--	--
	Resources	43	3,700	--	--	--
San Vicente	Reserves	26	--	9,000	2,000	2,800
	Resources	29	--	10,000	2,100	3,000
Escobal	All Cat.	20	1,300	--	2,204	2,424
La Colorada Skarn	Resources	22	--	--	2,200	2,800
Navidad	Resources	12.52	--	--	1,100
Manantial Espejo	Reserves	19	1,500	--	--	--
	Resources	22	1,700	--	--	--

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Mine	Category	Ag US$/Oz	Au US$/Oz	Cu US$/t	Pb US$/t	Zn US$/t
Jacobina	Reserves	--	2,250	--	--	--
	Resources	--	2,450	--	--	--
Timmins	Reserves	--	2,250	--	--	--
	Resources	--	2,450	--	--	--
El Peñon	Reserves	30	2,600	--	--	--
	Resources	33	2,800	--	--	--
Minera Florida	Reserves	30	2,600	--	--	2,800
	Resources	33	2,800	--	--	3,000
Shahuindo	Reserves	26	2,250	--	--	--
	Resources	29	2,450	--	--	--
Vogel	Resources	--	2,450	--	--	--
Gold River	Resources	--	1,200	--	--	--
Marhill	Resources	--	1,125	--	--	--
Whitney	Resources	--	2,400	--	--	--
La Bolsa	Resources	14	825	--	--	--
General Notes with Respect to Technical Information
With the exception of Juanicipio, all other mineral reserves and mineral resources have been estimated in accordance with the CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the "CIM Standards") and reported in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”).
Juanicipio resource and reserve estimates were prepared as per the JORC Code and comply with CIM Definition Standards for Mineral Resources and Mineral Reserves as required under NI 43-101. The Mineral Resources were initially classified in accordance with the guidelines of the JORC Code (2012). The confidence categories assigned under the JORC Code (2012) were reconciled to the confidence categories in the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Definition Standards for Mineral Resources and Mineral Reserves (the 2014 CIM Definition Standards). As the confidence categories are the same, no modifications to the confidence categories were required. The Juanicipio mineral reserves were estimated by Fresnillo. Paul Salmenmaki, P.Eng. (EGBC #40227), a Competent Person, reviewed and audited the mineral reserves. Juanicipio mineral resources were estimated by Fresnillo. Justin Glanvill (SACNASP), Principal Geologist of AMC Mining Consultants reviewed and audited the mineral resources.
In all cases mineral resources are reported exclusives of mineral reserves.
Pan American does not expect these mineral reserve and mineral resource estimates to be materially affected by metallurgical, environmental, permitting, legal, taxation, socio-economic, political, and marketing or other relevant issues.
The Company has undertaken a verification process with respect to the data disclosed in this news release. The mineral resources and mineral reserves databases comprising drilling and, in some cases, surface and underground sampling, have been compiled at each of the Pan American mine sites by the qualified staff. All the assay data used in the resource evaluation provided by each of the mines has been subjected to the industry standard quality assurance and quality control ("QA/QC") program including the submission of certified standards, blanks, and duplicate samples. The results are reviewed monthly by management. The results of the QA/QC samples submitted for the resource databases demonstrate acceptable accuracy and precision. The Qualified Persons are of the opinion that the sample preparation, analytical, and security procedures followed for the samples are sufficient and reliable for the purpose of these mineral resource and mineral reserve estimates. Pan American is not aware of any drilling, sampling, recovery or other factors that could materially affect the accuracy or reliability of the data reported herein.
Quantities and grades of contained metal are shown before metallurgical recoveries.

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Technical information contained in this news release with respect to Pan American has been reviewed and approved by Christopher Emerson, FAusIMM., Senior Vice President of Exploration and Geology, and Christopher Wright P.Geo. Vice President of Mineral Resources and Mining Technical Services who are each Qualified Persons for the purposes of NI 43-101.
Pan American Silver Corp. is authorized by The Association of Professional Engineers and Geoscientists of the Province of British Columbia to engage in Reserved Practice under Permit to Practice number 1001470.
About Pan American
Pan American Silver is a leading producer of silver and gold in the Americas, with more than 30 years of operating experience across the region. We own and operate mines in Canada, Mexico, Peru, Brazil, Bolivia, Chile and Argentina, hold a 44% interest in the Juanicipio silver mine in Mexico, and own a 100% interest in the Escobal mine in Guatemala that is currently not operating. We also hold interests in several exploration and development projects. We have earned an industry-leading reputation for sustainability performance, operational excellence and prudent financial management. The Company is headquartered in Vancouver, B.C. and our shares trade on the New York Stock Exchange and the Toronto Stock Exchange under the symbol "PAAS".
Learn more at panamericansilver.com
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For more information contact:
Siren Fisekci
VP, Investor Relations & Corporate Communications
Ph: 604-806-3191
Email: ir@panamericansilver.com
Cautionary Note Regarding Forward-Looking Statements and Information
Certain of the statements and information in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. All statements, other than statements of historical fact, are forward-looking statements or information. Forward-looking statements or information in this news release relate to, among other things: estimates of mineral reserves and mineral resources and the assumptions, parameters and methods underlying those estimates; anticipated mine lives and potential extensions thereof; the scope, timing and anticipated results of exploration, infill drilling, development and other work programs, including the Company’s planned 2026 drilling program and near-mine exploration activities; expectations regarding mineral reserve replacement and additions to or conversion of mineral resources; the potential for additional mineral resources, production growth and mine-life extension at Timmins; advancement of the access drift toward the Vogel deposit and the potential integration of Vogel with existing mine infrastructure; and expectations regarding the effect of metallurgical, environmental, permitting, legal, title, taxation, socio-economic, political, marketing and other relevant factors on the estimates and the Company's mineral projects.
These forward-looking statements and information reflect the Company’s current views with respect to future events and are necessarily based upon a number of assumptions that, while considered reasonable by the Company, are inherently subject to significant operational, business, economic and regulatory uncertainties and contingencies. These assumptions include: the accuracy of our mineral reserve and mineral resource estimates and the assumptions upon which they are based; ore grades and recoveries are as anticipated; prices for silver, gold, and base metals remaining as estimated; currency exchange rates remaining as estimated; capital, decommissioning and reclamation estimates; prices for energy inputs, labour, materials, supplies and services (including transportation); all necessary permits, licenses and regulatory approvals for our operations are received in a timely manner; and our ability to comply with environmental, health and safety laws. The foregoing list of assumptions is not exhaustive.
The Company cautions the reader that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements or information contained in this news release and the Company has made assumptions and estimates based on or related to many of these factors. Such factors

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include, without limitation: fluctuations in silver, gold and base metal prices; fluctuations in prices for energy inputs, labour, materials, supplies and services (including transportation); fluctuations in currency markets (such as the PEN, MXN, ARS, BOB, CLP, BRL, GTQ and CAD versus the USD); operational risks and hazards inherent with the business of mining (including environmental accidents and hazards, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather); employee relations; relationships with, and claims by, local communities and indigenous populations; our ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner; changes in laws, regulations and government practices in the jurisdictions where we operate, including environmental, export and import laws and regulations; legal restrictions relating to mining; risks relating to expropriation; diminishing quantities or grades of mineral reserves as properties are mined; increased competition in the mining industry for equipment and qualified personnel; and those factors identified under the caption “Risks Related to Pan American’s Business” in the Company’s most recent form 40-F and Annual Information Form filed with the United States Securities and Exchange Commission (the “SEC”) and Canadian provincial securities regulatory authorities, respectively. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Investors are cautioned against undue reliance on forward-looking statements or information. Forward-looking statements and information are designed to help readers understand management’s current views of our near and longer term prospects and may not be appropriate for other purposes. The Company does not intend, nor does it assume any obligation to update or revise forward-looking statements or information, whether as a result of new information, changes in assumptions, future events or otherwise, except to the extent required by applicable law.
Cautionary Note to US Investors Regarding References to Mineral Reserves and Mineral Resources
Unless otherwise indicated, all reserve and resource estimates included in this news release have been prepared in accordance with NI 43-101 and the CIM Standards. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the mineral property disclosure requirements of the SEC (the “U.S. Rules”), and reserve and resource information included herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, this news release uses the terms “measured resources,” “indicated resources” and “inferred resources” as defined in accordance with NI 43-101 and the CIM Standards. Mineralization described using these terms has a greater amount of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, U.S. investors are cautioned not to assume that any measured mineral resources, indicated mineral resources, or inferred mineral resources that the Company reports are or will be economically or legally mineable. Further, “inferred mineral resources” have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Under Canadian securities laws, estimates of “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies, except in rare cases. While the above terms under the U.S. Rules are “substantially similar” to the standards under NI 43-101 and CIM Standards, there are differences in the definitions under the U.S. Rules and CIM Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the U.S. Rules.